UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): October 22, 2021

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 17th Street, Suite 1400 Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 440-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).                                          Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on May 9, 2021, Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza Creek” or the “Company”), entered into an Agreement and Plan of Merger (the “Extraction merger agreement”), by and among, Bonanza Creek, Raptor Eagle Merger Sub, Inc., a wholly owned subsidiary of Bonanza Creek (“Raptor Eagle Merger Sub”), and Extraction Oil & Gas, Inc., a Delaware corporation (“Extraction”). The Extraction merger agreement provides that, among other things and upon the terms and subject to the conditions set forth in the Extraction merger agreement, Raptor Eagle Merger Sub will merge with and into Extraction (the “Extraction merger”), with Extraction surviving as a direct, wholly-owned subsidiary of Bonanza Creek. On June 6, 2021, Bonanza Creek entered into a second Agreement and Plan of Merger, by and among Bonanza Creek, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Bonanza Creek (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Bonanza Creek (“Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership, CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“Crestone Peak”), Crestone Peak Resources Management LP, a Delaware limited partnership, and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction, as amended (the “Crestone Peak merger agreement” ). The Crestone Peak merger agreement, among other things, provides for Bonanza Creek’s acquisition of Crestone Peak through (i) the merger of Raptor Condor Merger Sub 1 with and into Crestone Peak (the “Merger Sub 1 merger”), with Crestone Peak continuing its existence as the Crestone Peak surviving corporation following the Merger Sub 1 merger, and (ii) the subsequent merger of Crestone Peak, as the Crestone Peak surviving corporation, with and into Raptor Condor Merger Sub 2 (the “Merger Sub 2 merger” and together with the Merger Sub 1 merger, the “Crestone Peak merger,” and together with the Extraction merger, the “Mergers”), with Raptor Condor Merger Sub 2 continuing as the surviving company as a wholly owned subsidiary of Bonanza Creek.

On July 14, 2021, Bonanza Creek filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which included a joint proxy statement/prospectus of Bonanza Creek and Extraction in connection with the Mergers (such joint proxy statement/prospectus in definitive form, the “joint proxy statement/prospectus”), which was declared effective by the SEC on September 28, 2021, and on September 30, 2021, Bonanza Creek commenced mailing the joint proxy statement/prospectus to its stockholders.

Litigation Related to the Extraction merger

As of the date hereof, Bonanza Creek has to its knowledge received a total of two demand letters from purported stockholders of Bonanza Creek (the “BCEI Demand Letters”) alleging that the joint proxy statement/prospectus contained disclosure deficiencies and/or incomplete information regarding the Mergers. Bonanza Creek also is aware of one complaint having been filed with respect to the Mergers. The one complaint (referred to as the “BCEI Stockholder Action”) is captioned as follows: Orphanidis v. Bonanza Creek Energy, Inc. et al., Docket No. 1:21-cv-07618 (S.D.N.Y.). The BCEI Stockholder Action was filed by purported Bonanza Creek stockholders and names Bonanza Creek and the members of the Bonanza Creek board of directors as defendants. The plaintiffs in the BCEI Stockholder Action allege that, among other things, the joint proxy statement/prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Mergers.

As of the date hereof, Extraction has to its knowledge received a total of two demand letters from purported stockholders of Extraction (the “XOG Demand Letters,” and together with the BCEI Demand Letters, the “Demand Letters”) alleging that the joint proxy statement/prospectus contained disclosure deficiencies and/or incomplete information regarding the Mergers. Extraction also is aware of four complaints having been filed with respect to the Mergers. The four complaints (collectively referred to as, the “XOG Stockholder Actions,” and together with the BCEI Stockholder Actions, the “Stockholder Actions”) are captioned as follows: Harbour v. Extraction Oil & Gas, Inc., et al., No. 1:20-cv-02685 (D. Colo.); Rosenblatt v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-08344 (S.D.N.Y.); Plumley v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-01454 (D. Del.); and Sabatini v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-02832 (D. Colo.). The XOG Stockholder Actions were filed by purported Extraction stockholders and name Extraction and the members of the Extraction board of directors as defendants. The plaintiffs in the XOG Stockholder Actions allege that, among other things, the Proxy Statement contains certain disclosure deficiencies and/or incomplete information regarding the Mergers.

It is possible that additional, similar complaints may be filed or the complaints described above may be amended. Bonanza Creek and Extraction do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although Bonanza Creek and Extraction cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Bonanza Creek, Extraction and Bonanza Creek and Extraction’s directors believe that the allegations contained in the Demand Letters and Stockholder Actions are entirely without merit.

Bonanza Creek and Extraction believe that no supplemental disclosures are required under applicable laws; however, in order to moot the purported Bonanza Creek and Extraction stockholders’ disclosure claims, avoid the risk of the Demand Letters or Stockholder Action delaying the Mergers, avoid nuisance and minimize the distractions, uncertainties and expense inherent in litigation, and without admitting any liability or wrongdoing, Bonanza Creek and Extraction are voluntarily making certain disclosures below that supplement those contained in the joint proxy statement/prospectus. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Bonanza Creek and Extraction specifically deny all allegations in the Demand Letters and Stockholder Action and specifically deny that any additional disclosure was or is required.

The supplemental disclosures contained herein will not affect the timing of special meetings of Bonanza Creek’s and Extraction’s stockholders, which are scheduled to be held on October 29, 2021 at 9:00 a.m. Mountain Time. You can virtually attend, vote your shares and submit questions during Bonanza Creek’s special meeting via live audio webcast by registering at www.proxydocs.com/BCEI and following the subsequent instructions.

SUPPLEMENT TO PROXY STATEMENT

Bonanza Creek is supplementing the joint proxy statement/prospectus with certain additional information set forth below. These disclosures should be read in connection with the joint proxy statement/prospectus, which should be read in its entirety. All page references are to pages in the joint proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement/prospectus.

The disclosure on pages 33 and 34 of the joint proxy statement/prospectus is hereby supplemented by revising the section labeled “Litigation Relating to the Mergers” as follows:

Litigation Relating to the Mergers (see page 152)

Following the public announcement of the mergers, five putative stockholder lawsuits relating to the mergers were filed. Two actions were filed in the United States District Court for the Southern District of New York, two others were filed in the United States District Court for the District of Colorado and the fifth was filed in the United States District Court for the District of Delaware. The plaintiffs seek injunctive relief enjoining the mergers, damages and costs and other remedies. The lawsuits are at preliminary stages and the defendants have not answered or otherwise responded to the complaints.

For additional information, see the section entitled “The Extraction Merger — Litigation Relating to the Mergers.”

The disclosure on page 61 of the joint proxy statement/prospectus is hereby supplemented by revising the risk factor labeled “Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Bonanza Creek, Extraction and Crestone Peak” as follows:

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Bonanza Creek, Extraction and Crestone Peak.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Bonanza Creek’s, Extraction’s and Crestone Peak’s respective liquidity and financial condition.

Following the public announcement of the mergers, five putative stockholder lawsuits relating to the mergers have been filed. Additional lawsuits in connection with the mergers may be filed in the future. The outcome of these lawsuits or any other lawsuits that may be filed challenging the mergers is uncertain. If these lawsuits or any future lawsuit is successful in obtaining any order enjoining consummation of the mergers, then such order may prevent the mergers from being consummated, or from being consummated within the expected time frame, and could result in substantial costs to Bonanza Creek, Extraction and Crestone Peak. Any such injunction or delay in the merger being completed may adversely affect Bonanza Creek’s, Extraction’s and Crestone Peak’s respective business, financial condition, results of operation and cash flows. Additionally, the defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Bonanza Creek’s business, financial condition, results of operations and cash flows. For additional information, see the section entitled “The Extraction Merger — Litigation Relating to the Mergers.”

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Bonanza Creek’s, Extraction’s or Crestone Peak’s business, financial condition, results of operations and cash flows.

The disclosure on page 88 of the joint proxy statement/prospectus is hereby supplemented by adding the following before the first sentence of the last paragraph on the page as follows:

Petrie Partners is engaged in various activities, which may include investment banking, advisory, investment management, principal investing, and other financial and non-financial activities and services. Petrie Partners has previously provided investment banking services to Extraction and has received customary compensation in connection with such services. Petrie Partners did not provide any services to Bonanza Creek or to Crestone Peak during the preceding two years.

The disclosure on page 94 of the joint proxy statement/prospectus is hereby supplemented by adding the following paragraph after the first full paragraph on the page as follows:

Between April 25, 2021 through May 9, 2021, representatives of Extraction and Bonanza Creek continued to negotiate the merger agreement and the related ancillary agreements. In the context of negotiating the merger of equals disposition of the Extraction merger, the parties agreed that four directors of the combined company will be designated by each of Extraction and Bonanza Creek and that one of such directors nominated by Extraction would be Mr. Dell and Mr. Dell would be the chairman of the Bonanza Creek board. Further, in order to establish the independent nature of the post-closing board, the parties agreed that three of each party’s designees must be determined to be independent and such persons would be acceptable to the other party. The remainder of the Bonanza Creek board would no longer serve as directors following closing the Extraction merger.

The disclosure on page 111 of the joint proxy statement/prospectus is hereby supplemented by revising the first table on the page labeled “Extraction Stand-Alone” as follows:

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (Mboe/d)	68	62	63	56	64
Adjusted EBITDA(1)	$404	$488	$457	$377	$462
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow(2)	$313	$254	$305	$169	$251

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Adjusted EBITDA.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Revenue	$621	$702	$683	$588	$691
Cash Operating Expenses	$(142)	$(176)	$(195)	$(181)	$(200)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(50)	$(7)	$0	$0	$0
Adjusted EBITDA	$404	$488	$457	$377	$462

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Levered Free Cash Flow. The line item for “Other” in the table below includes difference in settlements on commodity derivatives due to one month delay in receipts.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Revenue	$621	$702	$683	$588	$691
Cash Operating Expenses	$(142)	$(176)	$(195)	$(181)	$(200)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(50)	$(7)	$0	$0	$0
Adjusted EBITDA	$404	$488	$457	$377	$462
Interest Expense	$(4)	$(3)	$(3)	$(3)	$(3)
Other	$5	$(5)	$0	$0	$0
Income Taxes	$(7)	$0	$(3)	$(10)	$(20)
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow	$313	$254	$305	$169	$251

The disclosure on page 112 of the joint proxy statement/prospectus is hereby supplemented by revising the first table on the page labeled “Extraction Stand-Alone” as follows:

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Production (Mboe/d)	68	62	63	56	64
Adjusted EBITDA(1)	$416	$522	$485	$386	$471
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow(2)	$327	$286	$332	$178	$260

(1)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Adjusted EBITDA.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Revenue	$647	$743	$713	$605	$701
Cash Operating Expenses	$(144)	$(180)	$(198)	$(190)	$(201)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(61)	$(11)	$0	$0	$0
Adjusted EBITDA	$416	$522	$485	$386	$471

(2)

Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Levered Free Cash Flow. The line item for “Other” in the table below includes difference in settlements on commodity derivatives due to one month delay in receipts.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E
	($ in millions, except production)
Revenue	$621	$702	$683	$588	$691
Cash Operating Expenses	$(142)	$(176)	$(195)	$(181)	$(200)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(50)	$(7)	$0	$0	$0
Adjusted EBITDA	$404	$488	$457	$377	$462
Interest Expense	$(4)	$(3)	$(3)	$(3)	$(3)
Other	$5	$(5)	$0	$0	$0
Income Taxes	$(7)	$0	$(3)	$(10)	$(20)
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow	$313	$254	$305	$169	$251

The disclosure on page 137 of the joint proxy statement/prospectus is hereby supplemented by revising the following sentence after the first sentence of the second paragraph on the page as follows:

Pursuant to the terms of its engagement letter, Extraction has agreed to pay Petrie Partners customary fees for its services in connection with its engagement an aggregate fee of up to $9.5 million, including a success fee of up to $5.5 million that is payable to Petrie Partners if the Extraction merger is consummated, and an additional success fee of up to $4 million if the Crestone Peak merger is consummated. A portion of Petrie Partners’ fee, approximately $1.5 million, was paid upon the delivery of its opinion in connection with the Extraction board’s approval of the Original Agreement, and a portion of its fee, approximately $1.5 million, was paid in connection with the delivery of its opinion in connection with the Extraction board’s approval of the Amendment.

The disclosure on page 152 of the joint proxy statement/prospectus is hereby supplemented by revising the section labeled “Litigation Relating to the Merger” as follows:

Following the public announcement of the mergers, five putative stockholder lawsuits related to the mergers have been filed.

On September 13, 2021, James Orphanidis, a purported Bonanza Creek stockholder, filed a complaint, Orphanidis v. Bonanza Creek Energy, Inc. et al., Docket No. 1:21-cv-07618, in the United States District Court for the Southern District of New York, against Bonanza Creek and the members of the Bonanza Creek board (which we refer to as the “Orphanidis lawsuit”). The Orphanidis lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the mergers fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9. The Orphanidis lawsuit seeks injunctive relief enjoining the mergers, damages and costs and other remedies.

Additionally, four complaints by purported Extraction stockholders have been filed with respect to the mergers. The four complaints (collectively referred to as, the “XOG Stockholder Actions”) are captioned as follows: Harbour v. Extraction Oil & Gas, Inc., et al., No. 1:20-cv-02685 (D. Colo.); Rosenblatt v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-08344 (S.D.N.Y.); Plumley v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-01454 (D. Del.); and Sabatini v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-02832 (D. Colo.). The XOG Stockholder Actions name Extraction and the members of the Extraction board of directors as defendants. The plaintiffs in the XOG Stockholder Actions allege that, among other things, the proxy statement filed by Extraction in connection with the mergers contains certain disclosure deficiencies and/or incomplete information regarding the mergers. The XOG Stockholder Actions seek injunctive relief enjoining the mergers, damages and costs and other remedies. Extraction has also received, to its knowledge, a total of two demand letters from purported stockholders of Extraction alleging that the Extraction proxy statement contained disclosure deficiencies and/or incomplete information regarding the mergers.

The lawsuits described above are at preliminary stages and the defendants have not answered or otherwise responded to the complaint. In the case of the Orphanidis lawsuit, defendants have not yet been served. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Bonanza Creek’s and Extraction’s defense of these lawsuits (or any other lawsuits related to the mergers that may be filed in the future) will be successful, nor can Bonanza Creek or Extraction predict the amount of time and expense that will be required to resolve the lawsuits.

No Offer or Solicitation

This communication relates to the Mergers and related transactions (the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this Current Report on Form 8-K in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the Extraction merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Bonanza Creek intends to issue the merger consideration in connection with the Crestone Peak merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, Bonanza Creek and Extraction have filed materials with the SEC, including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4, Registration No. 333-257882, with respect to the Extraction merger (the “Registration Statement”), of which the Joint Proxy Statement is a part. The Registration Statement was declared effective by the SEC on September 28, 2021 and Bonanza Creek and Extraction have sent the definitive form of the Joint Proxy Statement to the shareholders of Bonanza Creek and the shareholders of Extraction. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that Bonanza Creek or Extraction may file with the SEC and send to Bonanza Creek’s shareholders or Extraction’s shareholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND EXTRACTION ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND EXTRACTION WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, EXTRACTION, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and Extraction with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by Extraction will be available free of charge from Extraction’s website at www.extractionog.com under the “Investor Relations” tab or by contacting Extraction’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

Bonanza Creek, Extraction and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Bonanza Creek’s shareholders and Extraction’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of Bonanza Creek is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of Extraction is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the Registration Statement, Joint Proxy Statement and other materials filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this Current Report on Form 8-K concerning the Transactions, including any statements regarding the combined company’s expected credit facility, expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s, Extraction’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Bonanza Creek, Extraction’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transactions or that shareholders of Extraction may not approve the Extraction merger agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Extraction merger agreement or the Crestone Peak merger agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek, Extraction and Crestone Peak; the effects of the business combination on Bonanza Creek, Extraction and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, each of which is on file with the SEC and available from Bonanza Creek’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents Bonanza Creek files with the SEC, and in Extraction’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, each of which is on file with the SEC and available from Extraction’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents Extraction files with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BONANZA CREEK ENERGY, INC.

Dated: October 22, 2021	By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Executive Vice President, General Counsel and Secretary